UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

CALIFORNIA COASTAL COMMUNITIES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.05 PER SHARE

(Title of Class of Securities)

129915203

(CUSIP number)

Malcolm F. MacLean IV

c/o Mercury Real Estate Advisors LLC

Three River Road

Greenwich, CT 06807

(203) 869-9191

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 6, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 129915203	13D/A	Page 2 of 10 pages

1	NAMES OF REPORTING PERSONS Mercury Real Estate Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 774,018
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 774,018
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 774,018
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – Limited Liability Company

*	All percentage ownership reported in this Schedule 13D/A is based on 10,855,963 shares of Common Stock, par value $0.05 per share, outstanding as of October 29, 2007, as reported by the Issuer (as defined below) in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 5, 2007.

CUSIP No. 129915203	13D/A	Page 3 of 10 pages

1	NAMES OF REPORTING PERSONS David R. Jarvis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 774,018
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 774,018
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 774,018
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 129915203	13D/A	Page 4 of 10 pages

1	NAMES OF REPORTING PERSONS Malcolm F. MacLean IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 782,706
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 782,706
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 782,706
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 129915203	13D/A	Page 5 of 10 pages

This Amendment No. 3 (the “Amendment”) amends and supplements the Schedule 13D as filed on April 26, 2006 and amended on May 9, 2006 and June 27, 2006 (the “Schedule 13D”), with respect to the shares of Common Stock, par value $0.05 per share (the “Shares”), of California Coastal Communities, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

Item 2. Identity and Background.

(a) This statement is being filed by the following persons: Mercury Real Estate Advisors LLC, a Delaware limited liability company (“Advisors”), David R. Jarvis, an individual (“Mr. Jarvis”), and Malcolm F. MacLean IV, an individual (“Mr. MacLean” and collectively with Advisors and Mr. Jarvis, the “Reporting Persons”). Advisors is the investment advisor of the following investment funds that hold the Shares reported herein: Silvercreek SAV LLC, a Delaware limited liability company; Mercury Targeted Securities Fund LP, a Delaware limited partnership; Mercury Global Alpha Fund LP, a Delaware limited partnership and Mercury Special Situations Leveraged Fund LP, a Delaware limited partnership (collectively, the “Funds”). The Shares to which this Schedule 13D relates are owned directly by the Funds and Mr. MacLean. Messrs. Jarvis and MacLean are the managing members of Advisors.

(b) The business address of each of the Reporting Persons is c/o Mercury Real Estate Advisors LLC, Three River Road, Greenwich, CT 06807.

CUSIP No. 129915203	13D/A	Page 6 of 10 pages

Item 3. Source and Amount of Funds or Other Consideration.

The total amount of funds required by the Reporting Persons to acquire the Shares was $5,163,886.92. Each of the Funds and Mr. MacLean used its own assets to purchase such Shares, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

Item 5. Interest in Securities of the Issuer.

(a) and (b) As of the date hereof, Silvercreek SAV LLC, Mercury Targeted Securities Fund LP, Mercury Global Alpha Fund LP, Mercury Special Situations Leveraged Fund LP and Mr. MacLean owned directly 158,766; 365,044; 162,686; 87,522 and 8,688 Shares, respectively, representing approximately 1.5%; 3.4%, 1.5%; 0.8% and 0.1% respectively, of the 10,855,963 shares of Common Stock, par value $0.05 per share, of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Advisors, in its capacity as investment advisor of the Funds, may be deemed to be the beneficial owner of 774,018 Shares, constituting 7.1% of the 10,855,963 shares of Common Stock, par value $0.05 per share, of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. Jarvis, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owner of 774,018 Shares, constituting 7.1% of the 10,855,963 shares of Common Stock, par value $0.05 per share, of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. MacLean, in his capacity as a Managing Member of Advisors with respect to Shares held by the Funds and individually with respect to Shares held by him directly, may be deemed to be the beneficial owner of 782,706 Shares, constituting 7.2% of the 10,855,963 shares of Common Stock, par value $0.05 per share, of the Issuer outstanding as reported in publicly available information.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Exhibit D attached hereto and is incorporated herein by reference.

(d) Not applicable.

CUSIP No. 129915203	13D/A	Page 7 of 10 pages

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Exhibit A	Letter to the Board of Directors of California Coastal Communities, Inc., dated April 26, 2006.**

Exhibit B	Letter to the Board of Directors of California Coastal Communities, Inc., dated June 26, 2006.***

Exhibit C	Press Release, dated June 26, 2006.***

Exhibit D	Schedule of Transactions in Shares of the Issuer.

Exhibit E	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.*

*	Filed with the Schedule 13G on September 22, 2003.
**	Filed with the Schedule 13D on April 26, 2006.
***	Filed with the Schedule 13D/A on June 27, 2006.

CUSIP No. 129915203	13D/A	Page 8 of 10 pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date: March 11, 2008	MERCURY REAL ESTATE ADVISORS LLC

/s/ Malcolm F. MacLean IV Signature

Malcolm F. MacLean IV, Managing Member
Name/Title

/s/ Malcolm F. MacLean IV Signature

/s/ David R. Jarvis Signature

CUSIP No. 129915203	13D/A	Page 9 of 10 pages

EXHIBIT INDEX

Exhibit A	Letter to the Board of Directors of California Coastal Communities, Inc., dated April 26, 2006.**

Exhibit B	Letter to the Board of Directors of California Coastal Communities, Inc., dated June 26, 2006.***

Exhibit C	Press Release, dated June 26, 2006.***

Exhibit D	Schedule of Transactions in Shares of the Issuer.

Exhibit E	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.*

*	Filed with the Schedule 13G on September 22, 2003.
**	Filed with the Schedule 13D on April 26, 2006.
***	Filed with the Schedule 13D/A on June 27, 2006.

CUSIP No. 129915203	13D/A	Page 10 of 10 pages

Exhibit D

Schedule of Transactions in Shares of the Issuer

During the Past 60 Days

Silvercreek SAV LLC

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
01/11/2008	6857.00	5.53
01/15/2008	300.00	4.82
01/16/2008	3800.00	4.99
01/16/2008	3121.00	5.46
01/17/2008	20000.00	5.66
02/22/2008	21576.00	4.98
03/05/2008	43683.00	5.17

Mercury Special Situations Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
01/22/2008	(40000.00)	5.63
01/25/2008	(18511.00)	5.79
01/30/2008	(8750.00)	6.88
02/01/2008	(50000.00)	7.62
02/04/2008	(23250.00)	7.45
02/05/2008	(9941.00)	7.10
02/06/2008	(1400.00)	6.80
02/07/2008	(19965.00)	5.99
02/13/2008	(82439.00)	5.46
03/03/2008	(1307.00)	5.17

Mercury Special Situations Offshore Fund, Ltd.

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
01/11/2008	21200.00	4.99
01/14/2008	7700.00	5.04
01/23/2008	(9000.00)	5.73
01/23/2008	(3100.00)	5.61
01/23/2008	(1000.00)	5.65
01/23/2008	(3000.00)	5.59
02/04/2008	(1400.00)	7.45
02/07/2008	(105035.00)	5.99
02/07/2008	(25000.00)	5.99
02/08/2008	(114900.00)	5.84
02/11/2008	(49284.00)	5.70
02/11/2008	(100.00)	5.70
02/13/2008	(43375.00)	5.46
02/22/2008	(66512.00)	4.92

Mercury Global Alpha Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
02/13/2008	62008.00	5.54
02/22/2008	(1307.00)	4.92
03/05/2008	31317.00	5.17

Mercury Global Alpha Offshore Fund, Ltd.

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
02/11/2008	(26834.00)	5.65

Mercury Special Situations Leverage Fund LP

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
01/09/2008	10200.00	5.31
01/09/2008	7760.00	5.22
01/10/2008	11100.00	5.30
01/10/2008	5470.00	5.23
01/11/2008	3143.00	5.53
01/15/2008	700.00	4.82
01/16/2008	5700.00	4.99
01/16/2008	6879.00	5.46
02/07/2008	25000.00	6.05
02/11/2008	7200.00	5.66
02/11/2008	26834.00	5.69
02/22/2008	46243.00	4.98
03/03/2008	(13239.00)	5.20
03/04/2008	(12717.00)	5.08
03/05/2008	(27403.00)	5.08
03/05/2008	(75000.00)	5.11
03/06/2008	(240000.00)	4.97

(1)  All purchases/sales were effected through open market or privately negotiated transactions.

(2)  Inclusive of brokerage commissions.